UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                        XL GENERATION INTERNATIONAL INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   98374T 10 8
          ------------------------------------------------------------
                                 (CUSIP Number)

                                  Robert Clarke
                            Capex Investments Limited
                             Suite 8A Shun Ho Tower
                          24 Ice House Street, Central
                                    Hong Kong
                                  852-2110-9200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    11/8/2005
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          ------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 98374T 10 8
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(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons.

Capex Investments Limited
000000000
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(2) Check the appropriate box if a member of a group (see instructions)
(a)|_|   (b)|_|
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


(3) SEC use only.

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(4) Source of funds (see instructions).

OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). |_|

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(6) Citizenship or place of organization.

Republic of Mauritius
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Number of shares beneficially owned by each reporting person with:

(7) Sole voting power:
2,272,222

(8) Shared voting power:
N/A

(9) Sole dispositive power:
2,272,222

(10) Shared dispositive power:
N/A

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(11) Aggregate amount beneficially owned by each reporting person.

2,272,222
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see
instructions). |_|

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(13) Percent of class represented by amount in Row (11).

7.4%
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(14) Type of reporting person (see instructions).

CO
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Item 1. Security and Issuer.

XL Generation International Inc. (the "Company") is located at 460 Saint-Gabriel, Suite 21, Montreal, Quebec H2Y 2Z9, Canada. This Schedule 13D relates to a transaction on November 8, 2005, in which the Company entered into a Common Stock Purchase Agreement with each of Capex Investments Limited, Aton Select Fund Limited and Asset Protection Fund Limited (each a "Purchaser," and collectively, the "Purchasers"). Pursuant to the Common Stock Purchase Agreements, each Purchaser agreed to pay one million dollars ($1,000,000) to purchase from the Company (i) 1,111,111 shares of the Company's common stock; and (ii) Series A Warrants entitling each Purchaser to purchase up to an additional 1,111,111 shares of the Company's common stock at an exercise price initially set at $1.25 per share. The Series A Warrants shall expire on November 8, 2007, and contain customary adjustment provisions in the event of changes in the capitalization of the Company. Capex Investments Limited was previously the owner of 50,000 shares of the Company's Common Stock.

Item 2. Identity and Background.

(a) The name of the filing person is Capex Investments Limited, a corporation organized in the Republic of Mauritius. The controlling shareholder of Capex Investments Limited is Indigo Capital Limited, a corporation organized in the Republic of Mauritius. Robert Clarke is the sole director and sole officer of both Capex Investments Limited and Indigo Capital Limited.

(b) Business Address:
Capex Investments Limited:     Suite 8A Shun Ho Tower, 24 Ice House Street,
                               Central, Hong Kong
Indigo Capital Limited:        Suite 8A Shun Ho Tower, 24 Ice House Street,
                               Central, Hong Kong
Robert Clarke:                 Suite 8A Shun Ho Tower, 24 Ice House Street,
                               Central, Hong Kong

(c) Principal Occupation:
Capex Investments Limited is an investment company.
Indigo Capital Limited is a financial holding company.
Robert Clarke is the President of 7 Bridge Partners (a venture capital company), located at Suite 8A Shun Ho Tower, 24 Ice House Street, Central, Hong Kong, and Chairman of the board, Manaris Corporation (a financial holding company), located at 1155, Rene-Levesque West, suite 2720, Montreal, H3B 2K8, 514-337-2227.

(d) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a ciminal proceedings (excluding traffic violations or similar minor violations).

(e) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:
Capex Investments Limited:     Republic of Mauritius
Indigo Capital Limited:        Republic of Mauritius
Robert Clarke:                 Canada

Item 3. Source and Amount of Funds or Other Consideration.

Capex Investments Limited agreed to pay one million dollars ($1,000,000) to purchase from the Company (i) 1,111,111 shares of the Company's common stock; and (ii) Series A Warrants entitling each Purchaser to purchase up to an additional 1,111,111 shares of the Company's common stock at an exercise price initially set at $1.25 per share. These funds were loaned to Capex Investments Limited by Aton Select Fund Limited.

Item 4. Purpose of Transaction.

The Reporting Persons have no current plans with respect to transactions required to be disclosed herein.

Item 5. Interest in Securities of the Issuer.

(a) Name                       Shares Beneficially Owned        Percentage
Capex Investments Limited      2,272,222                            7.4%
Indigo Capital Limited         2,272,222*                           7.4%
Robert Clarke                  2,272,222**                          7.4%

(b) Name                       Shares
Capex Investments Limited      2,272,222
Indigo Capital Limited         2,272,222*
Robert Clarke                  2,272,222**

* Indigo Capital Limited is listed here strictly in its capacity as the controlling shareholder of Capex Investments Limited. Indigo Capital Limited does not hold a direct ownership interest in the securities of the Company.

** Robert Clarke is listed here strictly in his capacity as the President and sole director of each of Capex Investments Limited and Indigo Capital Limited. Robert Clarke does not hold a direct ownership interest in the securities of the Company.

(c) Capex Investments Limited agreed to pay one million dollars ($1,000,000) to purchase from the Company (i) 1,111,111 shares of the Company's common stock; and (ii) Series A Warrants entitling each Purchaser to purchase up to an additional 1,111,111 shares of the Company's common stock at an exercise price initially set at $1.25 per share. Capex Investments Limited was previously the owner of 50,000 shares of the Company's Common Stock.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In addition to the Common Stock Purchase Agreements described in Item 1, above, the Purchasers (including Capex Investments Limited) and the Company have entered into Registration Rights Agreements, pursuant to which the Company will register a total of 2,222,222 shares for each Purchaser, representing the total number of shares of common stock sold to such Purchaser and those shares of common stock to be issued to the Purchaser upon the execution of the Series A Warrant.

Capex Investments Limited agreed to pay one million dollars ($1,000,000) to purchase from the Company (i) 1,111,111 shares of the Company's common stock; and (ii) Series A Warrants entitling each Purchaser to purchase up to an additional 1,111,111 shares of the Company's common stock at an exercise price initially set at $1.25 per share. These funds were loaned to Capex Investments Limited by Aton Select Fund Limited. In connection with this loan, Capex Investments Limited and Aton Select Fund Limited entered into an agreement dated October 4, 2005.

Item 7. Material to be Filed as Exhibits.

Exhibit No.       Description of Exhibits
-----------       -----------------------

Exhibit 1 Agreement, dated as of October 4, 2005, by and among Capex Investments and Aton Select Fund Limited.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 11/18/2005

Capex Investments Limited

/s/ Robert Clarke
-------------------------------
Name:    Robert Clarke
Title:   President

TRANSACTION entered


BETWEEN


ATON SELECT FUND LTD, corporation legally constituted under the laws of the British Virgin Islands, herein represented by _________________,_____________of the said company, having its head office at Aeulestrasse 5, Postfach 83, FL-9490 Vaduz, Liechtenstein, duly authorized as he so declares;

                                 (the "Lender")

AND:

CAPEX INVESTMENTS LIMITED, corporation legally constituted, having its head office at suite 802, St-James Court, St-Denis Street, Port Louis, Republic of Mauritius, herein represented by Robert Clarke, President of the company, duly authorized as he so declares;

                                (the "Borrower")

Make the following declarations and covenants:

SECTION 1  LOAN

1.1 Between April 2005 and September 23rd 2005, the Lender has advanced to the Borrower a total amount of Two Million Dollars American ($2,000,000.00) ;

1.2 During the same period, the Borrower has advance the said amount of money to a third party, XL Generation AG ("XLG");

1.3 On the date of the execution of the present Transaction, the Lender and the Borrower decided to put their agreement in writing;

1.4 It is agreed between the parties that half of the money advance by the Lender to the Borrower, One Million Dollars American (1,000,000.00USD), would be reimbursed to the Lender by the Borrower by a partial assignment of the rights of the Borrower in the Loan agreements executed with XLG;

1.5 No interest or capital has ever been repaid on the advance since the disbursement;

SECTION 2  INTERESTS, TERM AND REIMBURSEMENT

2.1. The Parties have agreed to cancel all payment of interest on the amount of One Million Dollars (1,000,000.00) advance to the Borrower from the date of the first disbursement;

2.2. The remaining monies advanced, One Millions Dollars (1,000,000.00) will bear an interest of 5% a year payable on the date of the anniversary of the disbursement of the first advance;

2.3. The remaining monies advanced and the accrued interest, will be reimburse on the second anniversary of the first disbursement;

2.4. The Borrower will have the option to reimburse the remaining monies advanced at any moment with out notice or penalties.


SECTION 3  LOCATION OF THE PAYMENT


3.1   The payment to the Lender will be made at location designated in writing;


      WHEREOF THE PARTIES HAVE SIGNED THE PRESENT AGREEMENT AT THE PLACE AND DATE MENTIONED HEREINAFTER.



                                            Signed this 4th day of October 2005


                                            /s/ Dr. Werner Keicher
                                            ---------------------------
                                            By: Dr. Werner Keicher
                                            ATON SELECT FUND LTD.


                                            Signed this 4th day of October 2005


                                            /s/ Robert Clarke
                                            ---------------------------
                                            By: Robert Clarke
                                            CAPEX INVESTMENTS LIMITED